Exhibit 99.1

Uxin Announces Private Placement of US$50 Million of Convertible Notes

BEIJING, CHINA, July 12, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced that it has entered into convertible note purchase agreements with PacificBridge Asset Management (“PacificBridge”), pursuant to which Uxin will issue and sell convertible notes in an aggregate principal amount of US$50 million to investment funds managed by PacificBridge through a private placement. The private placement is subject to multiple closings with certain customary closing conditions and is expected to be fully completed in the second half of 2019.

The convertible notes will mature in 12 months or 15 months, bearing interest at the rates of 10% or 11% per annum from the issuance date, respectively, depending on the maturity date. Each note will be convertible into Class A ordinary shares of the Company at a conversion price of US$1.663 per share (equivalent to US$4.989 per ADS) at the holder’s option after a 180-day period after the issuance.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are pleased to welcome PacificBridge as our new investor. This new private placement will bolster our initiatives to optimize the online used car purchasing experience and better position us to extend our leadership in China’s used car e-commerce sector. As we continue to refine our platform and make our full suite of product and service offerings — from standardized inspections, online inventory, nationwide offline service and fulfillment network, to comprehensive aftersales services — available to more consumers across multiple city tiers in China, we are confident that Uxin will increasingly be recognized as the ‘go-to’ platform to buy used cars online.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 400 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com